Exhibit 99.1

NewsRelease

TransCanada to Present at
FirstEnergy Capital and Société Générale
East Coast Energy Conference

CALGARY, Alberta – March 12, 2013 – Alex Pourbaix, president, energy and oil pipelines for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting on March 14, 2013 at the FirstEnergy Capital and Société Générale – East Coast Energy Conference in New York, NY.

The presentation, which begins at 1:05 p.m. EST, will be audio webcast and available in the Investor Centre section of TransCanada’s website at http://www.transcanada.com/events-presentations.html.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with over 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522